Exhibit 99.1

ScoutCam receives $2 million investment from Mori Arkin, a leading life science and pharmaceutical entrepreneur

OMER, Israel, May 19, 2020- Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that ScoutCam Inc. (OTC: SCTC), the Company’s subsidiary, entered into and consummated a securities purchase agreement with M. Arkin (1999) Ltd. in connection with an investment of $2,000,000.

Founder and Chairman of Arkin Holdings, Moshe “Mori” Arkin, is one of Israel’s most successful life sciences and pharmaceutical entrepreneurs. A renowned industrialist and generic drug specialist, he founded Arkin Holdings, which owns a healthcare portfolio of $1 billion through four investment arms, with holdings in some 20 Israeli companies developing pharmaceutical drugs and medical equipment, such as UroGen Pharma (Nasdaq: URGN), Keros Therapeutics (Nasdaq: KROS) and Novolog (TASE: NVLG). Mori previously grew Agis into a leading dermatological company in the U.S., which led to its acquisition by Perrigo in 2005 for $818 million.

ScoutCam develops and manufactures customized visual solutions to organizations across a variety of industries in the form of highly resistant micro cameras and supplementary technologies. With the smallest cameras produced in the world, which are down to 1mm diameter including illumination, the high resolution technology has unique properties that have been authenticated by customers, such as NASA, in the strictest environmental conditions, including extreme temperatures, vibrations, and radiation. ScoutCam devices have been used across the medical, aerospace, industrial, research and defense industries.

“We are proud to have received Mr. Mori Arkin’s vote of confidence by having him make a substantial investment in ScoutCam Inc. Mr. Arkin’s contribution will go beyond a financial investment as he requested and ScoutCam gladly accepted to appoint a director to the company’s board of directors.” said Professor Benad Goldwasser, chairman of ScoutCam’s board of directors.

Dr. Irit Yaniv, an experienced and accomplished senior executive in the Medtech industry, will join ScoutCam’s board of directors, as Mori Arkin’s representative.

As part of the agreement and in exchange for the investment of $2,000,000, ScoutCam issued to Arkin 4,132,232 shares of common stock, 2,066,116 warrants to purchase common stock at an exercise price of $0.595 and 4,132,232 warrants to purchase common stock at an exercise price of $0.893.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

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Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com